

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 4631

July 28, 2009

By U.S. Mail and Facsimile

Mr. John Chen
Chief Financial Officer
General Steel Holdings, Inc.
Kun Tai International Mansion Building, Suite 2315
Yi No. 12, Chaoyangmenwai Avenue
Chaoyang District, Beijing, China 100020

> **Re: General Steel Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
> **File No. 001-33717**

Dear Mr. Chen:

We have reviewed your response letter dated June 26, 2009 and have the following additional comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25
Results of Operations, page 27
Operating Net Income, page 30

1.   We appreciate your response to prior comment seven. However, it continues to appear to us that the non-GAAP measure you present does not comply with the guidance in Item 10 of Regulation S-K and Question 8 of the SEC "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. Therefore, if you choose to continue to present this measure, please revise your disclosure in future filings to address the following:

- Include a comprehensive discussion regarding how management uses the measure to evaluate the business;
- Discuss the material limitations associated with the measure and how management compensates for these limitations; and
- Provide a more specific and comprehensive discussion regarding why management believes the measure provides useful information to investors.

<u>Item 9A. Controls and Procedures, page 35</u>
<u>a) Evaluations of Disclosure Controls and Procedures, page 35</u>

2.   We note your response to comment 10 in our letter dated June 12, 2009. However, please explain to us in greater detail why your management's conclusion that your consolidated financial statements for the periods covered by and included in the Form 10-K comply with generally accepted accounting practices in the U.S. is relevant to or impacts management's conclusion that your disclosure controls and procedures are not effective due to the material weaknesses you disclose.

<u>Item 11. Executive Compensation, page 43</u>

3.   We note your responses to comments 14 and 16 in our letter dated June 12, 2009. It appears from your responses that you may engage in benchmarking. Please tell us whether you engage in benchmarking of this element of compensation. Additionally, in future filings where you engage in benchmarking, please clearly state whether you have engaged in benchmarking of total compensation or any material element of compensation, identifying the benchmark and the component companies as well as where compensation fell within benchmarked parameters. <u>See</u> Item 402(b)(2)(xiv) of Regulation S-K.

*   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your response to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jessica Kane, Staff Attorney, at (202) 551-3235 or Dietrich King, Staff Attorney, at (202) 551-3338, if you have any questions regarding comments on legal matters. If you have any questions regarding financial statements or related matters, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865, Tricia Armelin, Senior Staff Accountant, at (202) 551-3747 or, in their absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief